

03 NOV -6 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2



SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco finalizes acquisitions of Chinese rock drill business
- Atlas Copco consolidates its construction tool business

Stockholm, Sweden, October 31, 2003

Esin Arvidsson
Group Communications
Atlas Copco AB

Sent by DHL 478 0886 316

dlw 11/14

press information

Group Communications

CONTACT: Björn Rosengren, Business Area Executive, Construction and Mining Technique
+46 (0)8 743 8314 or +46 (0) 70-417 85 02, bjorn.rosengren@se.atlascopco.com

Claes Ahrengart, President, Atlas Copco Construction Tools Division
+46-(0)8-743 9615, +46-(0)70-373 9615, claes.ahrengart@se.atlascopco.com

Kobus Malan, Regional General Manager, Atlas Copco CMT Greater China
+86 135 125 38082, kobus.malan@cn.atlascopco.com

Atlas Copco finalizes acquisitions of Chinese rock drill business

Stockholm, Sweden, October 31,2003—After approval from the regulatory authorities, Atlas Copco (China) Investment Company Ltd. has today acquired assets of rock drill company Shenyang Rock Drilling Machinery Co. Ltd, in China. The current yearly turnover is approximately MSEK 110. The purchase price was not disclosed.

Shenyang Rock Drilling Machinery Co. Ltd., based in Shenyang, Liaoning Province, People's Republic of China, is China's leading producer of pneumatic rock drilling equipment for the mining and construction industry. The acquisition is in line with Atlas Copco's strategy to expand the business in Asia. It will complement the strong position of the Atlas Copco brand in the mining and construction business in Greater China.

"This acquisition is unique for China, since we focus on acquiring the designs, trademarks, assembly facilities, and sales channels," says Björn Rosengren, Business Area Executive, Construction and Mining Technique. *"Through the acquisition we get a distribution network with branches in 29 locations, which will be extremely valuable in our attempt to better penetrate the market."*

A new fully owned company, Atlas Copco (Shenyang) Construction and Mining Equipment Ltd., has been formed as part of the acquisition process. This company is part of Atlas Copco's Construction and Mining Technique business area, and employs 204 people in China.

At the same time, Atlas Copco (China) Investment Company Ltd. has formed a joint venture with Shenyang Rock Drilling Machinery Co. Ltd for rock drilling component manufacturing.

Atlas Copco press information

Group Communications

CONTACT: Erland von Redlich, Vice President, Atlas Copco Holding GmbH
+49-201-217 7350, +49-172-257 0121

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB,
+46-8-743 8074, +46-70-349 8074, cathrine.gustafsdahl@se.atlascopco.com

Atlas Copco consolidates its construction tool business

Stockholm, Sweden, October 30, 2003—Atlas Copco Construction Tools, a division within the Atlas Copco Group, has announced a reorganization of its operation in Essen, Germany. The reasons are the prevailing market conditions in the construction industry, and a further implementation of synergies between its operations, aimed at an increased efficiency. Approximately 80 jobs in Germany are affected.

Atlas Copco Construction Tools GmbH in Germany (former Krupp Berco Bautechnik GmbH), is one of the world's leading manufacturers of hydraulic demolition equipment. The company is part of the Atlas Copco Construction Tools division with production in Sweden, Germany and India, since it was acquired in 2002.

"This reorganization will be crucial towards long-term profitable growth in the global demolition tools market," says Claes Ahrengart, President, Atlas Copco Construction Tools. *"Major synergy gains have been made in marketing and administration, and now we take the step to leverage synergies in the production and distribution operations."*

The Essen works in Germany will focus on medium and heavy hydraulic hammers, as well as silent demolition tools. The small hydraulic hammers will be concentrated to the Kalmar factory in Sweden, while handheld pneumatic tools will be produced both in the factories in Kalmar, and in Pune in India. Warehousing and distribution will be consolidated to Atlas Copco's Power Tools Distribution Center in Belgium.

The reorganization will lead to a more efficient structure overall. By lowering costs and optimizing material flow and inventories, the continued growth and high competitiveness of the hydraulic attachments program will be secured. In Essen, substantial investments are underway to secure the long term production capacity of the assigned products.

The reorganization, which requires board approval, is planned to be fully implemented by autumn 2004. The plan affects approximately 80 Essen employees, of whom about half are already settled individually. Management is working on the staff reduction issue together with the local workers council.

Atlas Copco Construction Tools is a division within the Construction and Mining Technique business area. The company is a leading supplier of hydraulic, pneumatic and gasoline-powered breakers & drills, marketed under the Atlas Copco brand. Hydraulic and pneumatic breakers & drills are also marketed under the brand name Chicago Pneumatic. With head-office in Stockholm and manufacturing units in Sweden, Germany and India, the division employs about 1100 people. The products are sold through the Atlas Copco worldwide sales and service organization.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction

and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.